UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

ReNew Energy Global plc

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G7500M104

(CUSIP Number)

Hiroshi Minamikawa

c/o JERA Co., Inc.

Nihonbashi Takashimaya Mitsui Building, 25th Floor, 2-5-1

Nihonbashi, Chuo-ku, Tokyo, 103-6125

Japan

81-(0)70-3669-7561

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7500M104

1.	Names of Reporting Persons

JERA Power RN B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Netherlands

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power

28,524,255
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

28,524,255
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,524,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

10.1%(1)
14.	Type of Reporting Person (See Instructions)

CO

(1)             Based on a total of 282,366,725 Class A Ordinary Shares, which the Reporting Persons (as defined below) understand are outstanding as of August 26, 2021, based on information provided by the Issuer.

CUSIP No. G7500M104

1.	Names of Reporting Persons

JERA Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Japan

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power

28,524,255
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

28,524,255
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

28,524,255
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

10.1%(1)
14.	Type of Reporting Person (See Instructions)

CO

(1)             Based on a total of 282,366,725 Class A Ordinary Shares, which the Reporting Persons (as defined below) understand are outstanding as of August 26, 2021, based on information provided by the Issuer.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Common Shares”), of ReNew Energy Global plc, a public limited company registered in England and Wales with registered number 13220321 (the “Issuer”). The principal executive office of the Issuer is located at Commercial Block 1, Zone 6, Golf Course Road, DLF City Phase V, Gurugram 122 009, Haryana, India.

ITEM 2. IDENTITY AND BACKGROUND

(a)  This Schedule 13D is being filed by JERA Power RN B.V. (“JERA Netherlands”) and JERA Co., Inc. (“JERA Japan”). JERA Netherlands and JERA Japan are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)  The principal business address of JERA Netherlands is De entrée 250, 1101EE Amsterdam, The Netherlands. The principal business address of JERA Japan is Nihonbashi Takashimaya Mitsui Building 25th Floor 2-5-1 Nihonbashi, Chuo-ku, Tokyo, 103-6125, Japan.

(c)  JERA Netherlands is a company organized under the laws of the Netherlands and is an indirect wholly owned subsidiary of JERA Japan. JERA Netherlands is not engaged in any business activity, other than holding Class A Common Shares in the Issuer. JERA Japan is a corporation organized under the laws of Japan. Founded in April 2015, JERA Japan is a 50-50 joint venture between TEPCO Fuel & Power (a subsidiary of Tokyo Electric Power Group) and Chubu Electric Power, and is Japan’s largest power company.

(d) and (e)  Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the respective directors or executive officers of the Reporting Persons (collectively, the “Covered Persons”), during the five years preceding the date of this Schedule 13D, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The name, citizenship, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) for each Covered Person are set forth in Schedule A hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

As consideration and in exchange for 34,411,682 ordinary shares of ReNew Power Private Limited, a company with limited liability incorporated under the laws of India (“ReNew India”), the Reporting Persons received, among other things, 28,524,255 Class A Ordinary Shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

On August 23, 2021 (the “Closing Date”), the Business Combination Agreement (the “Business Combination Agreement”) entered into on February 24, 2021, and amended on May 17, 2021, between RMG Acquisition Corporation II (“RMG II”), Philip Kassin, solely in the capacity as the representative for the shareholders of RMG II (the “RMG II Representative”), the Issuer, ReNew Power Global Merger Sub (“Merger Sub”), ReNew Power Private Limited (“Renew India”) and certain shareholders of ReNew India (including JERA Netherlands) (the “Major Shareholders”) was consummated.

Pursuant to the Business Combination Agreement, on the business day immediately prior to the Closing Date, Merger Sub, a subsidiary of the Issuer, merged with and into RMG II, a special purpose acquisition company (the “Merger”). As consideration, shareholders of RMG II received Class A Shares in exchange for their existing shares in RMG II and warrants for shares of RMG II became exercisable for Class A Shares of the Issuer. Subsequent to consummation of the Merger, on the Closing Date, JERA Netherlands and the other Major Shareholders exchanged Ordinary Shares (“ReNew India Ordinary Shares”) of ReNew India for shares of the Issuer and/or cash. JERA Netherlands exchanged 34,411,682 Renew India Ordinary Shares for 28,524,255 Class A Ordinary Shares of the Issuer, representing approximately 10.1% of the total number of Class A Ordinary Shares of the Issuer issued and outstanding.

A number of agreements relating to the securities of the Issuer that were entered into by the Reporting Persons in connection with the Business Combination Agreement are described under Item 6. All such descriptions and other information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

References to and the above description of the Business Combination Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the agreement, which has been filed as an Exhibit hereto and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)  JERA Netherlands is the record holder of and beneficially owns 28,524,255 Class A Ordinary Shares of the Issuer, which represent approximately 10.1% of the Issuer’s outstanding Class A Ordinary Shares. This percentage is calculated based on 282,366,725 Class A Ordinary Shares outstanding as of August 26, 2021, which represents the most recent date for which such information was made available by the Issuer to the Reporting Persons.

JERA Japan, as the parent company of JERA Netherlands, may be deemed to beneficially own all of the Class A Ordinary Shares in the Issuer held directly by JERA Netherlands.

In addition, by virtue of the rights and obligations under Registration Rights, Coordination and Put Agreement and the Shareholders’ Agreement, certain of the other parties to those agreements, their affiliates and the Reporting Persons may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Exchange Act. This filing shall not be deemed an admission that the Reporting Persons and such other persons constitute a “group” for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim membership in any such group. Such other persons have separately made Schedule 13D filings reporting their beneficial ownership of shares of Common Stock.

(c)  Except as described in this Schedule 13D, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any Covered Person have engaged in any transactions with respect to the Class A Ordinary Shares in the past 60 days.

(d)  To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Registration Rights, Coordination and Put Option Agreement

At the Closing, the Issuer, certain shareholders of the Issuer (including JERA Netherlands) (the “Significant Shareholders”), certain founding investors of Renew India (the “Founder Investors”) and ReNew India entered into the Registration Rights, Coordination and Put Option Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, (a) the Significant Shareholders and the Founder Investors are entitled to certain registration rights in respect of the resale of Class A Shares and Class C Shares received in connection with the above described transactions (the “Significant Shareholder Registrable Securities”); (b) the Significant Shareholders (other than GEF SACEF India (“SACEF”) and RMG Sponsor II, LLC (“RMG Sponsor”) (for so long as it is not an affiliate of the Issuer)) agreed to certain obligations to coordinate transfers and sales of Significant Shareholder Registrable Securities; (c) the Founder Investors are entitled to require the Issuer to purchase certain ReNew India Ordinary Shares held by the Founder Investors and the Issuer will agree to register the Founder Investors’ Registrable Securities, subject to certain terms and conditions; and (d) the Significant Shareholders (other than SACEF) and the Founder Investors agreed to certain post-Closing transfer restrictions in respect of shares of the Issuer held by them.

Registration Rights

Under the Registration Rights, Coordination and Put Option Agreement, the Issuer is required to file a registration statement on Form F-1 (the “Shelf Registration Statement”) within thirty (30) days of the Closing for the resale of all of the securities that the parties to the Registration Rights Agreement have agreed shall be registrable (“Registrable Securities”), pursuant to Rule 415 under the Securities Act, and use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable and to maintain such effectiveness until such time that there are no longer any Registrable Securities.

From time to time, JERA Netherlands may request to sell or a portion of its Registrable Securities in an underwritten offering that is registered pursuant to the Shelf Registration Statement. The other Significant Shareholders may notify the Issuer of their desire to participate pro rata in any such underwritten offering, and JERA Netherlands similarly has the right to participate pro rata in underwritten offerings requested by other Significant Shareholders.

Coordination

Subject to limited exceptions, each Significant Shareholder (other than SACEF and, for so long as it is not an affiliate of the Issuer, RMG Sponsor) (each, a “Coordinating Significant Shareholder”) has agreed to use its best efforts to coordinate all sales and/or transfers of shares of the Issuer pursuant to (a) registered underwritten offerings of Registrable Securities, except for underwritten block trades conducted during the two-year period following Closing, and (b) any registered non-underwritten offering and sales pursuant to Rule 144 under the Securities Act (or any similar provision) until the earlier of (x) the date falling two years after the Closing or (y) in respect of any particular Significant Shareholder, the date on which it holds an Effective Economic Interest (as defined in the Registration Rights Agreement) less than or equal to 25% of the Effective Economic Interest (as defined in the Registration Rights Agreement) that it held immediately following the Closing.

No later than ten days prior to the commencement of each calendar quarter following the date that is 180 days following the Closing, each Coordinating Significant Shareholder shall provide the other Coordinating Significant Shareholders with a written notice of its intention to sell any shares of the Issuer during such calendar quarter (provided that the first notice shall be provided no later than ten days after the date that is 180 days following the Closing and shall apply for that calendar quarter). Each Coordinating Significant Shareholder receiving such notice shall be entitled to effect a transfer of such number of its shares of the Issuer during the relevant calendar quarter on a pro rata basis to the aggregate number of shares of the Issuer proposed to be transferred by the other Coordinating Significant Shareholders during that calendar quarter. Any transfer of shares of the Issuer by a Coordinating Significant Shareholder or any issuance of shares by the Issuer that would result in a change of control of the Issuer will not be consummated unless the Issuer has purchased in full all ReNew India Ordinary Shares that the Founder Investors have elected to sell to the Issuer in connection with such change of control pursuant to the Founder Investors’ put rights contained in the Registration Rights, Coordination and Put Option Agreement.

Lock-up

JERA Netherlands has agreed, subject to certain exceptions, not to transfer any shares of the Issuer during the period commencing on the Closing Date and ending on the date that is 180 days following the Closing Date.

Shareholders Agreement

At the Closing, the Issuer entered into the Shareholders Agreement with certain shareholders (including JERA Netherlands) (the “Shareholders Agreement Investors”), pursuant to which, among other things, the Shareholders Agreement Investors agreed on the composition of the board of directors of the Issuer (the “ReNew Global Board”) and certain committees, including an audit committee, a remuneration committee, a nomination committee and a finance and operations committee. Certain of the other Shareholders Agreement Investors have the right to appoint or reappoint certain directors to the ReNew Global Board. Pursuant to the Shareholders Agreement, until the second anniversary of the Closing Date, JERA Netherlands has the right to appoint one person as an observer on the ReNew Global Board.

The Issuer and the Shareholders Agreement Investors agreed to take all necessary actions to give effect to the director appointment rights of the applicable Shareholders Agreement Investors (including, with respect to the Shareholders Agreement Investors, voting their shares in the Issuer in favor of the appointment, reappointment or removal, as applicable, of such Shareholders Agreement Investors’ respective appointed directors).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Exchange Act, dated September 15, 2021, by and between JERA Power RN B.V. and JERA Co., Inc.

99.2	Business Combination Agreement, dated February 24, 2021 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

99.3	Amendment No. 1 to the Business Combination Agreement, dated May 17, 2021 (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

99.4	Shareholders Agreement, dated August 23, 2021 (incorporated by reference to Exhibit 4.3 to Form 20-F filed August 27, 2021 (file no. 001-40752)).

99.5	Registration Rights, Coordination and Put Option Agreement, dated August 23, 2021 incorporated by reference to Exhibit 4.4 to Form 20-F filed August 27, 2021 (file no. 001-40752)).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of September 23, 2021 that the information set forth in this statement is true, complete and correct.

JERA Co., Inc.

By:	/s/ Satoshi Yajima
Name:	Satoshi Yajima
Title:	Managing Executive Officer

JERA Power RN B.V.

By:	/s/ Sachio Kosaka
Name:	Sachio Kosaka
Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF JERA CO., INC.

The following tables set forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of JERA Co., Inc. as of the date of this Schedule 13D. Unless otherwise indicated, each individual identified below as having a relationship with JERA Co., Inc. has his or her business address at c/o JERA Co., Inc., Nihonbashi Takashimaya Mitsui Building, 25th Floor, 2-5-1 Nihonbashi, Chuo-ku, Tokyo, 103-6125, Japan, and, unless otherwise indicated below, each occupation set forth opposite such an individual’s name refers to employment with JERA Co., Inc.

Name	Relationship to JERA Co., Inc.	Principal Occupation	Citizenship
Toshihiro Sano	Director; Chairman	Chairman	Japan

Satoshi Onoda	Director; President	President	Japan

Yukio Kani	Director; Corporate Vice President; Managing Executive Officer	Chief Operating Officer (Business Development)	Japan

Hisahide Okuda	Director; Corporate Vice President; Managing Executive Officer	Chief Operating Officer (Corporate Strategy)	Japan

Kazuo Sakairi	Director; Senior Managing Executive Officer	Chief Financial Officer	Japan

David Crane	Director	Chief Executive Officer, Climate Real Impact Solutions; Non-executive Director, Saudi Electric Company; Non-executive Director, JERA Co., Inc.	United States

Joseph M. Naylor	Director	Non-executive Director, JERA Co., Inc.	United States

Miyuki Suzuki	Director	Non-executive Director, MetLife Japan KK Ltd; Non-executive Director, Western Digital Corporation; Non-executive Director, JERA, Co., Inc.	Japan

Satoru Katsuno	Director	Chairman of the Board of Directors of Chubu Electric Power Co., Inc.	Japan

Seiji Moriya	Director	Director, Representative Executive Vice President, Chief Financial Officer and Assistant to the President of Tokyo Electric Power Company Holdings, Inc.; President of TEPCO Fuel & Power, Inc.	Japan

Name	Relationship to JERA Co., Inc.	Principal Occupation	Citizenship

Sami Ben Jamaa	Senior Managing Executive Officer	Global Chief Information and Digital Officer	Japan

Masahiro Takizawa	Senior Managing Executive Officer	Chief Operating Officer (Business Support and Solutions)	Japan

James H. Vigil	Senior Managing Executive Officer	Senior Operating Officer (Business Development)	United States

Sunao Nakamura	Senior Managing Executive Officer	Chief Operating Officer (Optimization)	Japan

Tetsuya Watabe	Senior Managing Executive Officer	Chief Operating Officer (O&M Engineering)	Japan

Toshiro Kudama	Senior Managing Executive Officer	CEO of JERA Asia Pte. Ltd. Business Address: One Raffles Place, #37-61, Tower 2, Singapore 048616	Japan

Steven Winn	Senior Managing Executive Officer	CEO of JERA Americas Inc. Business Address: 1980 Post Oak Blvd., Suite 1750, Houston, Texas 77056, United States	United States

Satoshi Yajima	Managing Executive Officer	Senior Operating Officer (Business Development)	Japan

Toshio Kumazawa	Managing Executive Officer	Head of the East Japan Branch Business Address: Hibiya Kokusai Building, 9th Floor, 2-2-3 Uchisaiwai-cho, Chiyoda-ku, Tokyo, Japan	Japan

Hiromi Sakakibara	Managing Executive Officer	Head of the West Japan Branch Business Address: JP Tower Nagoya, 18th Floor, 1-1-1 Meieki, Nakamura-ku, Nagoya-shi, Aichi, Japan	Japan

Kazunori Kasai	Managing Executive Officer	CEO of JERA Global Markets Pte. Ltd. Business Address: One Raffles Place, #37-61, Tower 2, Singapore 048616	Japan

Shigeyoshi Araki	Corporate Auditor	Full-time Audit and Supervisory Board Member	Japan

Hideo Oishi	Corporate Auditor	Full-time Audit and Supervisory Board Member	Japan

Minako Fujiie	Corporate Auditor	Full-time Audit and Supervisory Board Member	Japan

DIRECTORS AND EXECUTIVE OFFICERS OF JERA POWER RN B.V.

The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of JERA Power RN B.V. as of the date of this Schedule 13D. Unless otherwise indicated, each individual identified below has his or her business address at c/o JERA Power RN B.V., De entrée 250, 1101EE Amsterdam, The Netherlands and, unless otherwise indicated below, each occupation set forth opposite such an individual’s name refers to employment with JERA Power RN B.V.

Name	Relationship to JERA Power RN B.V.	Principal Occupation/Business	Citizenship
Sachio Kosaka	Director A	Director, JERA Power International B.V.	Japan

TMF Netherlands B.V.	Director B	Provider of financial and administrative services to businesses Business Address: Herikerbergweg 238, 1101 CM Amsterdam, The Netherlands	Netherlands

Masato Takeuchi	Director A	Senior Manager responsible for business management and administration of JERA group companies, JERA Co., Inc.	Japan

INDEX OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Exchange Act, dated September 15, 2021, by and between JERA Power RN B.V. and JERA Co., Inc.

99.2	Business Combination Agreement, dated February 24, 2021 (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

99.3	Amendment No. 1 to the Business Combination Agreement, dated May 17, 2021 (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4/A filed July 22, 2021 (file no. 333-256228)).

99.4	Shareholders Agreement, dated August 23, 2021 (incorporated by reference to Exhibit 4.3 to Form 20-F filed August 27, 2021 (file no. 001-40752)).

99.5	Registration Rights, Coordination and Put Option Agreement, dated August 23, 2021 incorporated by reference to Exhibit 4.4 to Form 20-F filed August 27, 2021 (file no. 001-40752)).